

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)242(JY)

18th June, 2003



03022919

03 JUN 20 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement issued by BOC Hong Kong (Holdings) Limited in Hong Kong and dated 17th June, 2003 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

6/24

..../page 2



Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

File No. 82-34675



中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT

Audit of 2003 Interim Results

To address the concerns expressed in the market regarding the credit approval process, risk management and internal controls of the Company and the adequacy of provisions made in the Group's accounts, the Board has resolved upon the various actions set out in this Announcement.

To ensure that the market and the shareholders do receive continuing assurance of the integrity of the financial statements of the Group, the Board has decided to cause an audit (**"Interim Audit"**) of the Group's accounts to be conducted by the Company's statutory auditors, Messrs. PricewaterhouseCoopers, so that an audit report could be made to the shareholders in time for the publication of the Company's interim results for the six months ending 30th June, 2003, notwithstanding that such an audit is not required by law or the Listing Rules. The Interim Audit will be carried out on the same basis as and in accordance with requirements under the Companies Ordinance as if it were a full statutory annual audit and a full set of audited financial statements will be published covering the same period as the interim results.

Following the HKMA's consultation under Section 59(2) of the Banking Ordinance with Bank of China (Hong Kong) Limited (**"BOCHK"**), the Company's principal operating subsidiary, which is an authorized institution under the Banking Ordinance, BOCHK has appointed Messrs. KPMG as a special auditor to review and report on the systems, procedures and controls in place in relation to credit approval process, credit risk management and internal control mechanism, and their adequacy and compliance as well as high level controls exercised by the Board over these processes. KPMG will also review the asset quality of certain categories of loans (excluding the New Nongkai Loan and loans related to Mr. Chau Ching-ngai and his associates of which there are two). KPMG's report will be completed in time for the preparation of the Group's financial statements for the six months ending 30th June, 2003 and the completion of the Interim Audit, so that account could be taken of the report's findings. Today, BOCHK received formal written notice from the HKMA under Section 59(2) of the Banking Ordinance requiring this report when completed to be submitted to the HKMA.

In order to ensure the impartiality of the review and address potential conflicts of interest, KPMG's review will not cover the New Nongkai Loan and any loans related to Mr. Chau and his associates. For this purpose, Moores Rowland has been appointed by BOCHK to review and report on the New Nongkai Loan and BOCHK's exposures to Mr. Chau and his associates and BOCHK's compliance with its guidelines, policies and procedures on credit approval, risk management and other relevant internal controls in respect of such loans. Moores Rowland's report will be completed in time for the preparation of the Group's financial statements for the six months ending 30th June, 2003 and the completion of the Interim Audit, so that account could be taken of the report's findings. Today, BOCHK received formal written notice from the HKMA under Section 59(2) of the Banking Ordinance requiring this report when completed to be submitted to the HKMA.

In addition, it is anticipated that to the maximum extent permissible by applicable laws, the findings of the special review by the Special Committee concerning the credit approval process, credit risk management and internal control mechanism and Board oversight of these processes which are material for shareholders' information will be announced in or about early September 2003 at or about the same time as the announcement of interim results and the Interim Audit Report.

The Board is pleased to announce the appointment of Mr. Richard Farrant, Non- executive Chairman of the UK Banking Standards Board and former Managing Director of the UK Financial Services Authority, as special adviser to the Special Committee.

This announcement is made by the Company pursuant to paragraph 2 of the Listing Agreement.

Further to the announcements of the Company dated 6th June, 2003 (the **"First Announcement"**) and 10th June, 2003 (the **"Second Announcement"**) (together, the **"Announcements"**), the Board wishes to make a further announcement for the information of shareholders and potential investors. Terms used herein shall have the same meanings as those defined in the Announcements, unless otherwise defined herein.

Audit of Interim Results

*To ensure that the market and the shareholders do receive continuing assurance of the integrity of the financial statements of the Group, the Board has decided to cause an audit (**"Interim Audit"**) of the* Group's accounts to be conducted by the Company's statutory auditors, Messrs. PricewaterhouseCoopers, so that an audit report could be made to the shareholders in time for the publication of the Company's interim results for the six months ending 30th June, 2003, notwithstanding that such an audit is not required by law or the Listing Rules. The Interim Audit will be carried out on the same basis as and in accordance with requirements under the Companies Ordinance as if it were a full statutory annual audit and a full set of audited financial statements will be published covering the same period as the interim results.

Relationship between Interim Audit and Special Reviews

As a result of the market and public concerns over the credit approval, risk management and internal control processes of BOCHK, the HKMA pursuant to Section 59(2) of the Banking Ordinance initiated consultations with BOCHK for a report by auditors on the credit and risk management system, internal controls, high level controls exercised by the Board over these matters and asset quality of BOCHK. After consultations with the Board, BOCHK and the Company decided on 10th June, 2003 to fully support the request for the preparation of such a report by an auditor and so informed the HKMA. This attitude of BOCHK and the Company was included in the Second Announcement. The consultations between the BOCHK, the HKMA and potential special auditor candidates have been intensive and they have continued until today.

Following satisfactory conclusion of these consultations and with the approval of the HKMA pursuant to Section 59(3) of the Banking Ordinance, BOCHK has today engaged KPMG as special auditors to conduct a review in accordance with the guidelines governing such exercise issued by the Hong Kong Society of Accountants and report on the adequacy of:

- credit approval process and controls;
- credit risk management and internal control mechanism;
- high level controls exercised by the Board;
- asset quality, including the policies, procedures, systems and controls relating to loan classification and provisioning and a review of (a) loans on a group basis of over HK$200 million with certain characteristics, such as loans for property development or property investment on the mainland of China, loans for financing acquisition of listed company or loans with prior history of appeal, rejection or veto by the Risk Management Department of BOCHK; and (b) loans approved by a former credit officer of BOCHK (excluding the New Nongkai Loan and loans related to Mr. Chau and his associates due to its potential conflict of interest in such exercise).

A senior banking partner of KPMG from outside Hong Kong will be in charge of the review. The HKMA has today issued a formal written notice to BOCHK under Section 59(2) of the Banking Ordinance requiring BOCHK to submit KPMG's report to the HKMA when completed.

The excision of the New Nongkai Loan and any loans related to Mr. Chau and his associates from KPMG's review is designed to ensure that there is no potential conflict of interest in the exercise. KPMG has confirmed their independence and that they face no actual conflict of interest in accepting this appointment. For the New Nongkai Loan and other loans related to Mr. Chau, Moores Rowland has been appointed by BOCHK to review and report on BOCHK's compliance with its guidelines, policies and procedures on credit approval, risk management and other relevant internal controls in respect of such loans. Moores Rowland has similarly confirmed that they have no conflict of interest in undertaking this review. The HKMA has today issued a formal written notice to BOCHK under Section 59(2) of the Banking Ordinance requiring BOCHK to submit the report of this special auditor to the HKMA when completed.

The HKMA has various supervisory powers under the Banking Ordinance to regulate the banking business and business of taking deposits of authorised institutions including licensed banks in Hong Kong. Section 59(2) is one of such powers pursuant to which the HKMA may, after consultation with a licensed bank, require a report to be prepared by auditor(s) appointed by the bank on such matters as the HKMA may reasonably require which may include a report on the state of affairs or profit and loss or the adequacy of the systems of control for the prudent management of the bank as required by the Banking Ordinance.

The Board also decided as a separate matter, to appoint on 10th June, 2003, a Special Committee to review the credit approval, risk management and internal control processes of BOCHK as well as the effectiveness of the high level controls exercised over these matters by the Board. The appointment of the Special Committee was duly included in the Second Announcement.

This Special Committee appointed by the Board will submit a separate report to the Board through the Audit Committee on its review based on its own examination of the systems and processes of the Group, assisted by Mr. Richard Farrant. It is anticipated that to the maximum extent permissible by applicable laws, the findings of the special review by the Special Committee concerning the credit approval, risk management and internal control processes which are material for shareholders' information will be announced in or about early September 2003 at or about the same time as publication of the interim results and the Interim Audit Report which will appear with the full set of financial statements of the Group.

The Board expects that the reports of the above two parallel special reviews, namely, the special audits commissioned by BOCHK as required by the HKMA pursuant to Section 59(2) of the Banking Ordinance and the review by the Special Committee appointed by the Board, will be completed in time in order that their findings may be taken account of in the preparation of the financial statements and directors' report as well as the Interim Audit Report for the accounts ending 30th June, 2003.

Appointment of Special Adviser

The Board is pleased to announce the appointment of Mr. Richard Farrant as special adviser to the Special Committee. Mr. Farrant has over 25 years banking supervisory experience in the Bank of England during which he was seconded to Hong Kong as Advisor to the Commissioner of Banking from 1984 to 1986. From 1993 to 1997, he was Chief Executive of the UK Securities and Futures Authority from which position he moved to the Financial Services Authority, retiring in 1999 as its Managing Director. From 1999 to 2000, Mr. Farrant was Inspector of Peregrine Investments Ltd. on appointment by the Financial Secretary under the Companies Ordinance. He is currently the Non-executive Chairman of the UK Banking Standards Board.

The Company will make further announcement promptly in accordance with the Listing Rules for any price sensitive information relating to these matters or the findings of the two special reviews.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 17th June, 2003

SCMP 18/06/2003